UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 6, 2021

Live Oak Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-39755	85-2560226
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 S. Main Street, #2550

Memphis, TN 38103

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (901) 685-2865

4921 William Arnold Road

Memphis, TN 38117

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	LOKB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	LOKB	The New York Stock Exchange
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	LOKB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement and Plan of Reorganization

On May 6, 2021, Live Oak Acquisition Corp. II, a Delaware corporation (“LOKB”), Live Oak Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of LOKB (“Merger Sub”), and Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) with a dual existence as a domesticated limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, the “Company”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement”), pursuant to which, among other things, LOKB will be obligated to commence a tender offer for the entire issued share capital of Navitas Ireland other than certain Navitas Ireland Restricted Shares (as defined below) (the “Tender Offer”), and Merger Sub will merge with and into Navitas Delaware (the “Merger” and together with the other transactions related thereto, the “Proposed Transactions”), with Navitas Delaware surviving the Merger as a wholly owned subsidiary of LOKB, and as a result of the Tender Offer and the Merger, the Company will be a wholly owned direct subsidiary of LOKB.

Tender Offer for Securities of Navitas Ireland

On or as promptly as practicable after the date the initial preliminary Registration Statement (as defined below) is filed with the Securities and Exchange Commission (the “SEC”), LOKB will commence the Tender Offer to acquire each Navitas Ireland share, other than certain Navitas Ireland Restricted Shares (as defined below), for the applicable Per Share Tender Offer Consideration on the terms and subject to the conditions set forth in the Business Combination Agreement. The “Per Share Tender Offer Consideration” means for each outstanding ordinary share of Navitas Ireland, par value U.S.$ 0.0001 per share (each a “Navitas Ireland Common Share”) (other than the outstanding restricted Navitas Ireland Common Shares (the “Navitas Ireland Restricted Shares”) granted pursuant to Navitas’ 2020 Equity Incentive Plan) and each Navitas Ireland Series A Preferred Share, Navitas Ireland Series B Preferred Share, Navitas Ireland Series B-1 Preferred Share and Navitas Ireland Series B-2 Preferred Share (each a “Navitas Ireland Preferred Share”) accepted pursuant to the Tender Offer, (i) the number of shares of LOKB Class A Common Stock, par value $0.0001 per share (“LOKB Class A Common Stock”) equal to (x) the quotient (the “Navitas Ireland Exchange Ratio”) obtained by dividing (y) (1) $950,000,000 (as reduced by the estimated Irish stamp duty amount) (2) multiplied by the percentage of the value of the Company allocated to the shares of Navitas Ireland as determined by a valuation analysis (3) divided by $10.00 by (z) the total number of Navitas Ireland Common Shares outstanding immediately prior to the closing of the Proposed Transactions (the “Closing”), expressed on a fully-diluted and as-converted to Navitas Ireland Common Shares basis, and including without duplication, (A) the number of Navitas Ireland Preferred Shares that would be issuable upon a conversion of all the Navitas Ireland Preferred Shares, (B) the number of Navitas Ireland Common Shares subject to incentive stock options or nonqualified stock options to purchase outstanding Navitas Ireland shares (“Navitas Ireland Options”) that are issuable upon the net exercise of such Navitas Ireland Options, which Navitas Ireland Options are issued and outstanding and vested in accordance with their respective terms as of immediately prior to the Closing, (C) the number of Navitas Ireland Common Shares issuable pursuant to unexpired warrants to purchase Navitas Ireland Preferred Shares or Navitas Ireland Common Shares (“Navitas Ireland Warrants”) upon the cash exercise of such Navitas Ireland Warrants (assuming that any Navitas Ireland Warrants that are exercisable for Navitas Ireland Preferred Shares are exercisable for the number of Navitas Ireland Common Shares into which the Navitas Ireland Preferred Shares are convertible), which Navitas Ireland Warrants are issued and outstanding as of immediately prior to the Closing and (D) the number of Navitas Ireland Common Shares issuable upon the settlement of Navitas Ireland restricted stock units granted following the date of the Business Combination Agreement and prior to the Closing (the “Navitas Ireland Restricted Stock Units”) (assuming no net settlements) and (ii) the contingent right to receive the applicable Earnout Shares (as defined below), in each case, without interest.

Conversion of Securities of Navitas Delaware

At the effective time of the Merger (the “Effective Time”) by virtue of the Merger and without any action on the part of LOKB, Merger Sub, the Company or the holders of any of the following securities:

(i)	each limited liability company interest represented by the ordinary shares of Navitas Delaware, par value U.S.$ 0.0001 per share (each a “Navitas Delaware Common Share”) (other than the outstanding restricted Navitas Delaware Common Shares (the “Navitas Delaware Restricted Shares”)) and each Navitas Delaware Series A Preferred Share, Navitas Delaware Series B Preferred Share, Navitas Delaware Series B-1 Preferred Share and Navitas Delaware Series B-2 Preferred Share (each a “Navitas Delaware Preferred Share”), in each case, issued and outstanding immediately prior to the Closing, shall be canceled and converted into the right to receive (a) the number of shares of LOKB Class A Common Stock, par value $0.0001 per share (“LOKB Class A Common Stock”) equal to (x) the quotient (the “Navitas Delaware Exchange Ratio”) obtained by dividing (x) (1) $950,000,000 (as reduced by the estimated Irish stamp duty amount) (2) multiplied by the percentage of the value of the Company allocated to the shares of Navitas Delaware as determined by a valuation analysis (3) divided by $10.00 by (y) the total number of Navitas Delaware Common Shares outstanding immediately prior to the Closing, expressed on a fully-diluted and as-converted to Navitas Delaware Common Shares basis, and including without duplication, (A) the number of Navitas Delaware Preferred Shares that would be issuable upon a conversion of all the Navitas Delaware Preferred Shares, (B) the number of Navitas Delaware Common Shares subject to incentive stock options or nonqualified stock options to purchase outstanding Navitas Delaware shares (“Navitas Delaware Options”) that are issuable upon the net exercise of such Navitas Delaware Options, which Navitas Delaware Options are issued and outstanding and vested in accordance with their respective terms as of immediately prior to the Closing, (C) the number of Navitas Delaware Common Shares issuable pursuant to unexpired warrants to purchase Navitas Delaware Preferred Shares or Navitas Delaware Common Shares (“Navitas Delaware Warrants”) upon the cash exercise of such Navitas Delaware Warrants (assuming that any Navitas Delaware Warrants that are exercisable for Navitas Delaware Preferred Shares are exercisable for the number of Navitas Delaware Common Shares into which such Navitas Delaware Preferred Shares are convertible), which Navitas Delaware Warrants are issued and outstanding as of immediately prior to the Closing and (D) the number of Navitas Delaware Common Shares issuable upon the settlement of Navitas Delaware restricted stock units granted following the date of the Business Combination Agreement and prior to the Closing (the “Navitas Delaware Restricted Stock Units”) (assuming no net settlements) and (b) the contingent right to receive the applicable Earnout Shares, in each case, without interest;

(ii)

all Navitas Delaware Common Shares and Navitas Delaware Preferred Shares held in the treasury of Navitas Delaware, if any, shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(iii)

each Navitas Delaware Option and Navitas Ireland Option that is outstanding immediately prior to the Closing will be converted into (a) an option to purchase a number of shares of LOKB Class A Common Stock equal to the product of (x) the number of Navitas Delaware Common Shares or Navitas Ireland Common Shares subject to such Navitas Delaware Option or Navitas Ireland Option and (y) the Navitas Delaware Exchange Ratio, with respect to the Navitas Delaware Options, or the Navitas Ireland Exchange Ratio, with respect to the Navitas Ireland Options, in each case, at an exercise price per share equal to (1) the exercise price per share of such Navitas Delaware Option or Navitas Ireland Option immediately prior to the Closing, divided by (2) the Navitas Delaware Exchange Ratio, with respect to the Navitas Delaware Options, or the Navitas Ireland Exchange Ratio, with respect to the Navitas Ireland Options and (b) the contingent right to receive Earnout Shares;

(iv)

each Navitas Delaware Restricted Share and each Navitas Ireland Restricted Share that is outstanding immediately prior to the Closing will be converted into (a) an award of a number of restricted shares of LOKB Class A Common Stock equal to the product of (y) the number of Navitas Delaware Restricted Shares or Navitas Ireland Restricted Shares subject to such award and (z) the Navitas Delaware Exchange Ratio, with respect to the Navitas Delaware Restricted Shares, or the Navitas Ireland Exchange Ratio, with respect to the Navitas Ireland Restricted Shares (which award will remain subject to the same vesting and repurchase terms as such Navitas Delaware Restricted Shares or Navitas Ireland restricted Shares) and (b) the contingent right to receive Earnout Shares;

(v)

each Navitas Delaware Restricted Stock Unit and each Navitas Ireland Restricted Stock Unit that is outstanding immediately prior to the Closing will be converted into (a) an award of a number of restricted stock units (to be settled in shares of LOKB Class A Common Stock) equal to the product of (y) the number of Navitas Delaware Restricted Stock Units or Navitas Ireland Restricted Stock Units subject to such award and (z) the Navitas Delaware Exchange Ratio, with respect to the Navitas Delaware Restricted Stock Units, or the Navitas Ireland Exchange Ratio, with respect to the Navitas Ireland Restricted Stock Units (which award will remain subject to the same vesting and repurchase terms as such Navitas Delaware Restricted Stock Units or Navitas Ireland Restricted Stock Units) and (b) the contingent right to receive Earnout Shares;

(vi)

each Navitas Delaware Warrant and each Navitas Ireland Warrant that is outstanding immediately prior to the Closing will be converted into (a) a warrant to purchase a number of shares of LOKB A Common Stock equal to the product of (x) the number of Navitas Delaware Common Shares or Navitas Delaware Preferred Shares or Navitas Ireland Common Shares or Navitas Ireland Preferred Shares subject to such Navitas Delaware Warrant or Navitas Ireland Warrant and (y) the Navitas Delaware Exchange Ratio, with respect to the Navitas Delaware Warrants, or the Navitas Ireland Exchange Ratio, with respect to the Navitas Ireland Warrants, at an exercise price per share equal to (1) the exercise price per share of such Navitas Delaware Warrant or Navitas Ireland Warrant divided by (2) the Navitas Delaware Exchange Ratio, with respect to the Navitas Delaware Warrants, or the Navitas Ireland Exchange Ratio, with respect to the Navitas Ireland Warrants, and (b) the contingent right to receive Earnout Shares; and

(vii)

pursuant to the terms of LOKB’s amended and restated certificate of incorporation, each share of LOKB’s Class B Common Stock, par value $0.0001 per share (“LOKB Founders Stock”) will convert into a share of LOKB Class A Common Stock at the Closing. All of the shares of LOKB Founders Stock converted into shares of LOKB Class A Common Stock will no longer be outstanding and shall cease to exist.

Earnout

During the five-year period following the Closing (the “Earnout Period”), LOKB will issue to eligible holders of securities of the Company up to 10,000,000 additional shares of LOKB Class A Common Stock in the aggregate (the “Earnout Shares”), in three equal tranches, upon the satisfaction of certain price targets set forth in the Business Combination Agreement, which price targets will be based upon the volume-weighted average closing sale price of one share of LOKB Class A Common Stock quoted on the New York Stock Exchange (the “NYSE”) or the exchange on which the shares of LOKB Class A Common Stock are then traded, for any twenty trading days within any thirty consecutive trading day period within the Earnout Period.

Representations, Warranties and Covenants

The Business Combination Agreement contains representations and warranties of (i) the Company and (ii) LOKB and Merger Sub that are customary for transactions of this nature. The representations and warranties of the Company, LOKB and Merger Sub will not survive the Closing.

The Business Combination Agreement contains certain covenants of the parties, including, among others, covenants requiring that (a) the parties will use their reasonable best efforts to conduct their respective businesses in the ordinary course through the consummation of the Proposed Transaction, (b) LOKB will use its reasonable best efforts to keep the LOKB Class A Common Stock and warrants listed for trading on the NYSE or another nationally recognized stock exchange until the Closing and to cause the shares of LOKB Class A Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the NYSE or such other exchange on which the LOKB Class A Common Stock is then listed at the Closing, (c) LOKB and the Company will (x) not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and (y) cease discussions regarding alternative transactions, (d) LOKB and the Company will jointly prepare (and LOKB will file with the SEC) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the shares of LOKB Class A Common Stock to be issued to the Company’s shareholders in connection with the Merger, the Tender Offer and upon the exercise of any LOKB Assumed Warrants (which Registration Statement will contain a proxy statement and a consent solicitation statement/prospectus relating to the Proposed Transactions and the issuance of such shares of LOKB Class A Common Stock); (e) the parties will cooperate in obtaining necessary approvals from governmental agencies; (f) the Company will use its reasonable best efforts to terminate certain affiliate transactions and agreements; (g) the Company will deliver a valuation analysis allocating the value of the Company shares between the Navitas Ireland shares and Navitas Delaware shares prior to the effectiveness of the Registration Statement and (h) the Company will use its reasonable best efforts to amend each outstanding Company warrant to cause each such Company warrant to be (x) amended to be released and extinguished or deemed exercised, or (y) exercised and tendered prior to Closing.

Closing

The Closing will occur as promptly as practicable, but in no event later than three business days following the satisfaction or waiver of all of the conditions to Closing.

Conditions to Closing

Mutual

The obligations of the Company, LOKB and Merger Sub to consummate the Proposed Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(i)

the written consent of the requisite shareholders of the Company in favor of the approval and adoption of the Business Combination Agreement and the Merger and all other transactions contemplated by the Business Combination Agreement (the “Written Consent”) having been delivered to LOKB;

(ii)

the Merger, the Tender Offer and the Business Combination Agreement, the issuance of LOKB Class A Common Stock in connection with the Proposed Transactions, the second amended and restated certificate of incorporation of LOKB, the election of certain members of the board of directors of LOKB, and the 2021 Equity Incentive Plan (the “Required LOKB Proposals”) having each been approved and adopted by the requisite affirmative vote of the LOKB stockholders in accordance with the Delaware General Corporation Law, LOKB’s organizational documents and the rules and regulations of the NYSE;

(iii)

the offers made pursuant to the Tender Offer for shares of Navitas Ireland having been accepted in respect of shares of Navitas Ireland representing at least 80% of each class of then issued and allotted shares of Navitas Ireland and any dissenting shareholders of Navitas Ireland being required to transfer their shares of Navitas Ireland to LOKB as a result of the Tender Offer (such that upon the consummation of the Tender Offer, LOKB will have acquired 100% of each class of then issued and allotted shares of Navitas Ireland);

(iv)

no governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting the consummation of the Proposed Transactions;

(v)

all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act having expired or been terminated;

(vi)

the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC; and

(vii)

the shares of LOKB Class A Common Stock to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and in connection with the consummation of the Tender Offer having been approved for listing on the NYSE, or another national securities exchange, as of the Closing, subject only to official notice of issuance thereof.

LOKB and Merger Sub

The obligations of LOKB and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(i)	the accuracy of the representations and warranties of the Company as determined in accordance with the Business Combination Agreement;

(ii)

the Company having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing;

(iii)	no Company material adverse effect having occurred between the date of the Business Combination Agreement and the Closing that is continuing and uncured;

(iv)	receipt of resignations from the members of the governing bodies of the Company and its subsidiaries except for the persons identified as continuing directors;

(v)	the Company having delivered a certification that the equity interests of the Company are not “United States real property interests”;

(vi)	LOKB having at least $5,000,001 of net tangible assets following the redemption of public shares by LOKB’s public stockholders in accordance with LOKB’s organizational documents;

(vii)	the sale and issuance by LOKB of LOKB Class A Common Stock in connection with the PIPE (as defined below) having been consummated prior to or in connection with the Closing;

(viii)	new employment agreements with certain executives being in full force and effect; and

(ix)

each Navitas Delaware Warrant and Navitas Ireland Warrant having been terminated, exercised (and any shares of Navitas Ireland received upon such exercise being tendered into the Tender Offer) or amended in the manner permitted by the Business Combination Agreement, provided that this condition will not apply to any Navitas Delaware Warrant or Navitas Ireland Warrant that is unvested and represents a de minimis amount of the outstanding equity of the Company immediately prior to Closing.

The Company

The obligations of the Company to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(i)

LOKB having at least $250,000,000 in available cash (including proceeds in connection with the PIPE (as defined below) and the funds in the Trust Account and after taking into account payments required to satisfy redemptions of public shares by LOKB’s public stockholders);

(ii)	the accuracy of the representations and warranties of LOKB and Merger Sub as determined in accordance with the Business Combination Agreement;

(iii)

each of LOKB and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing;

(iv)	no LOKB material adverse effect having occurred between the date of the Business Combination Agreement and the Closing that is continuing and uncured; and

(v)

LOKB having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company to have all of the funds held in the trust account established by LOKB for the benefit of its public stockholders (the “Trust Account”) disbursed to LOKB immediately prior to the Closing, and all such funds released from the Trust Account being available to LOKB in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement and the payment of LOKB’s fees and expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions.

Termination

The Business Combination Agreement may be terminated at any time prior to the consummation of the Merger by mutual written consent of the Company and LOKB and in certain other limited circumstances, including if the Merger has not been consummated by November 2, 2021, subject to limited extensions in certain cases.

Either LOKB or the Company may also terminate the Business Combination Agreement if any of the Required LOKB Proposals fails to receive the requisite vote for approval at the LOKB stockholders’ meeting due to a governmental order or for certain terminable breaches of the other party. Additionally, LOKB may terminate the Business Combination Agreement if the Company does not deliver to LOKB the audited consolidated balance sheet of the Company and the Company’s subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company’s subsidiaries for each of the years then ended, each audited in accordance with the auditing standards of the Public Company Accounting Oversight Board (PCAOB) within seventy-five days of the execution of the Business Combination Agreement.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Proposed Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, LOKB or Merger Sub. In particular, the assertions embodied in representations and warranties by the Company, LOKB and Merger Sub contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contractive parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the Company, LOKB or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in LOKB’s public disclosures.

Shareholder Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company and certain shareholders of the Company entered into a Shareholder Tender and Support Agreement (the “Support Agreement”), pursuant to which, among other things, certain shareholders of the Company holding at least 80% of each class of the issued and allotted Navitas Ireland shares and as holders of a number of issued and outstanding Navitas Delaware shares sufficient to constitute more than 50% percent of the interest in the profits of Navitas Delaware, (a) irrevocably agree to accept the offer in respect of their Navitas Ireland shares made pursuant to the Tender Offer and (b) irrevocably agree to vote their Navitas Delaware shares in favor of the Business Combination Agreement, the Merger and the other Proposed Transactions. The Support Agreement will terminate upon the earlier to occur of: (i) the termination of the Business Combination Agreement in accordance with its terms and (ii) the occurrence of both the acceptance time of the Tender Offer and the Effective Time of the Merger.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights Agreement

In connection with the Closing, that certain Registration Rights Agreement dated December 2, 2020 (the “IPO Registration Rights Agreement”) will be amended and restated and LOKB, certain persons and entities holding securities of LOKB prior to the Closing (the “Initial Holders”) and certain persons and entities receiving LOKB Class A Common Stock or instruments exercisable for LOKB Class A Common Stock in connection with the Proposed Transactions (the “New Holders” and together with the Initial Holders, the “Reg Rights Holders”) will enter into the amended and restated registration rights agreement attached as Exhibit B to the Business Combination Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, LOKB will agree that, within 30 calendar days after the Closing, LOKB will file with the SEC (at LOKB’s sole cost and expense) a registration statement registering the resale of certain securities held by or issuable to the Initial Holders and the New Holders (the “Shelf Registration”), and LOKB will use its commercially reasonable efforts to have the Shelf Registration become effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the Reg Rights Holders can demand up to three underwritten offerings and will be entitled to customary piggyback registration rights.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

Concurrently with the Company entering into the Business Combination Agreement, certain stockholders of the Company, whose ownership interests represent approximately 75% of the outstanding Company Common Shares (voting on an as-converted basis) in the aggregate, have agreed, subject to certain customary exceptions, not to effect any (a) direct or indirect sale, assignment, pledge, hypothecation, grant of any option to purchase or otherwise dispose of or agreement to dispose of, or establishment of increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwiseor (c) publicly announce any intention to effect any transaction specified in clause (a) or (b), in each case, for the relevant lock-up period.

With respect to significant shareholders of the Company, holding approximately 59% of the outstanding Company Common Shares (on an as-converted basis), the lock-up period is one year after the Closing, subject to early release if certain metrics are achieved. With respect to management of the Company, holding approximately 13% of the outstanding Company Common Shares (on an as-converted basis), the lock-up period is up to three years, with shares being released in three equal tranches each year, subject to early release upon the satisfaction of certain price targets set forth in the Business Combination Agreement, which price targets will be based upon the volume-weighted average closing sale price of one share of LOKB Class A Common Stock quoted on the NYSE or the exchange on which the shares of LOKB Class A Common Stock are then traded, for any twenty trading days within any thirty consecutive trading day period within the Earnout Period. With respect to certain other employees of the Company, holding approximately 3% of the outstanding Company Common Shares (on an as-converted basis), the lock-up period is six months; provided that they may transfer certain shares during the ninety days immediately following the Closing.

The foregoing description of the three Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which are included as Exhibit 10.2, Exhibit 10.3 and Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Letter Amendment

In connection with the entry into of the Business Combination Agreement, on May 6, 2021, LOKB, Live Oak Sponsor Partners II, LLC, a Delaware limited liability company (the “Sponsor”), and the other parties thereto entered into an amendment (the “Sponsor Letter Amendment”) to the Letter Agreement, dated December 2, 2020 (the “Letter Agreement”) by and among LOKB, its officers and directors and the Sponsor, pursuant to which Letter Agreement, among other things, the parties thereto agreed to vote their shares of LOKB Class A Common Stock in favor of the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement and not to redeem any shares of LOKB Class A Common Stock in connection with such stockholder approval. The Sponsor Letter Amendment will, effective as of and conditioned upon the Closing, amend certain provisions of the Letter Agreement to provide for an extended lock-up period with respect to certain shares of LOKB Class A Common Stock held by the Sponsor and to subject 20% of the Sponsor’s shares of LOKB Class A Common Stock to potential forfeiture in the event the threshold triggers for the earnout are not met.

The foregoing description of the Sponsor Letter Amendment is qualified in its entirety by reference to the full text of the Sponsor Letter Amendment, which are included as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, on May 6, 2021, LOKB entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “Subscribers”), pursuant to which the Subscribers agreed to purchase, and LOKB agreed to sell to the Subscribers, an aggregate of 14,500,000 shares of LOKB Class A Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $145,000,000, in a private placement (the “PIPE”).

The closing of the sale of the PIPE Shares pursuant to the Subscription Agreements will take place substantially concurrently with the Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Proposed Transactions. The purpose of the PIPE is to raise additional capital for use by the combined company following the Closing.

Pursuant to the Subscription Agreements, LOKB agreed that, within 30 calendar days after the consummation of the Proposed Transactions, LOKB will file with the SEC (at LOKB’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and LOKB will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, which is included as Exhibit 10.6 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of LOKB that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On May 7, 2021, LOKB and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that LOKB and the Company have recorded an audio webcast reviewing the Proposed Transactions and a related investor presentation (the “Webcast”). A copy of the press release, which includes information regarding accessing the Webcast, is attached hereto as Exhibit 99.1 and incorporated herein by reference. A transcript of the Webcast is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions. Such exhibit and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, LOKB will file the Registration Statement with the SEC, which will include a proxy statement/prospectus of LOKB. LOKB also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of LOKB. SHAREHOLDERS OF LOKB AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LOKB and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

LOKB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LOKB in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of LOKB is set forth in LOKB’s Annual Report on Form 10-K which was filed with the SEC on March 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact contained herein regarding the Proposed Transactions, the ability of the parties to consummate the Proposed Transactions, the benefits of the Proposed Transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

LOKB and the Company caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of the Company’s business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) the Company’s goals and strategies, future business development, financial condition and results of operations; (ii) the Company’s customer relationships and ability to retain and expand these customer relationships; (iii) the Company’s ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting the Company’s expenses; (iv) the Company’s ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in the Company’s customers’ end markets; (vi) the Company’s ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on the Company’s business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of the Company to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) the Company’s ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of LOKB is not obtained; (iii) the outcome of any legal proceedings that may be instituted against LOKB or the Company following announcement of the Proposed Transactions; (iv) the risk that the Proposed Transactions disrupt LOKB’s or the Company’s current plans and operations as a result of the announcement of the Proposed Transactions; (v) costs related to the Proposed Transactions; (vi) failure to realize the anticipated benefits of the Proposed Transactions; (vii) risks relating to the uncertainty of the projected financial information with respect to the Company; (viii) risks related to the rollout of the Company’s business and the timing of expected business milestones; (ix) the effects of competition on the Company’s business; (x) the amount of redemption requests made by LOKB’s public stockholders; (xi) the ability of LOKB or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future; and (xii) those factors discussed in LOKB’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of LOKB filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither LOKB nor the Company presently know or that LOKB and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect LOKB’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. LOKB and the Company anticipate that subsequent events and developments will cause LOKB’s and the Company’s assessments to change. However, while LOKB and the Company may elect to update these forward-looking statements at some point in the future, LOKB and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing LOKB’s and the Company’s assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact LOKB’s expectations and projections can be found in LOKB’s periodic filings with the SEC, including LOKB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. LOKB’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

2.1*	Business Combination Agreement and Plan of Reorganization, dated as of May 6, 2021, by and among LOKB, Merger Sub and the Company.

10.1	Shareholder Tender and Support Agreement, dated as of May 6, 2021, by and among LOKB, the Company and certain Equityholders of the Company.

10.2	Lock-Up Agreement (Management).

10.3	Lock-Up Agreement (VPs).

10.4	Lock-Up Agreement (Non-Management).

10.5	Sponsor Letter Amendment.

10.6	Form of Subscription Agreement.

99.1	Press Release, dated May 7, 2021.

99.2	Audio Webcast Transcript.

99.3	Investor Presentation.

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIVE OAK ACQUISITION CORP. II

Date: May 7, 2021	By:	/s/ Andrea K. Tarbox
	Name:	Andrea K. Tarbox
	Title:	Chief Financial Officer